RNS Director/PDMR Shareholding PDMR SHAREHOLDING UNILEVER PLC Released 15:07:59 20 December 2022 RNS Number : 3695K Unilever PLC 20 December 2022 Unilever PLC Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Sanjiv Mehta 2 Reason for the notification a) Position/status President, Unilever South Asia (Member of the Unilever Leadership Executive) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction • Sale of Shares c) Currency EUR - Euro d) Price(s) and volume(s) Price(s) Volume(s) € 47.608701 9570 € 47.556028 10340

e) Aggregated information - Volume - Total 9570/ 10340 €455,615.27 / €491,729.33 f) Date of the transaction 2022/12/19 g) Place of the transaction Amsterdam Stock Exchange - XAMS This information is provided by RNS, the news service of the London Stock Exchange. RNS is approved by the Financial Conduct Authority to act as a Primary Information Provider in the United Kingdom. Terms and conditions relating to the use and distribution of this information may apply. For further information, please contact rns@lseg.com or visit www.rns.com. RNS may use your IP address to confirm compliance with the terms and conditions, to analyse how you engage with the information contained in this communication, and to share such analysis on an anonymised basis with others as part of our commercial services. For further information about how RNS and the London Stock Exchange use the personal data you provide us, please see our Privacy Policy. END DSHEASAEAEXAFFA London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply. © 2023 London Stock Exchange plc. All rights reserved.